Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No.: 333-264453, 333-264453-01, 333-264453-02, 333-264453-04

May 14, 2024

Pricing Term Sheet

May 14, 2024

WarnerMedia Holdings, Inc.

€650,000,000 4.302% Senior Notes due 2030

€850,000,000 4.693% Senior Notes due 2033

Security :	4.302% Senior Notes due 2030	4.693% Senior Notes due 2033

Aggregate Principal Amount Offered:	€650,000,000	€850,000,000

Issuer:	WarnerMedia Holdings, Inc.	WarnerMedia Holdings, Inc.

Parent Guarantor:	Warner Bros. Discovery, Inc.	Warner Bros. Discovery, Inc.

Subsidiary Guarantors:	Discovery Communications, LLC, Scripps Networks Interactive, Inc. and, in the future, each wholly-owned domestic subsidiary of the Parent Guarantor that is a borrower or guarantees the payment of any debt under the Senior Credit Facility or any Material Debt (each as defined in the preliminary prospectus supplement relating to the Notes)	Discovery Communications, LLC, Scripps Networks Interactive, Inc. and, in the future, each wholly-owned domestic subsidiary of the Parent Guarantor that is a borrower or guarantees the payment of any debt under the Senior Credit Facility or any Material Debt (each as defined in the preliminary prospectus supplement relating to the Notes)

Security Type / Format:	Senior Notes / SEC Registered	Senior Notes / SEC Registered

Maturity Date:	January 17, 2030	May 17, 2033

Coupon (Interest Rate):	4.302%	4.693%

Price to Public (Issue Price):	100.000% of principal amount	100.000% of principal amount

Underwriting Discount:	0.35%	0.50%

Yield to Maturity:	4.306%	4.693%

Spread to Benchmark Bund:	+177.1 bps	+219.9 bps

Benchmark Bund:	DBR 2.100% due November 15, 2029	DBR 2.300% due February 15, 2033

Benchmark Bund Price and Yield:	97.790 / 2.535%	98.490 / 2.494%

Spread to Mid-Swap Yield	+145 bps	+190 bps

Mid-Swap Yield	2.856%	2.793%

Net Proceeds to Issuer:	The Issuer expects the net proceeds from this offering of Notes to be approximately €1.49 billion after deducting the underwriting discounts and estimated expenses related to the offering.

Interest Payment Dates:	January 17 of each year, beginning January 17, 2025	May 17 of each year, beginning May 17, 2025

Day Count Convention:	ACTUAL / ACTUAL (ICMA)	ACTUAL / ACTUAL (ICMA)

Make-whole Call:	30 basis points (prior to December 17, 2029)	35 basis points (prior to February 17, 2033)

Par Call:	On or after December 17, 2029 (one month prior to the maturity date of the Notes)	On or after February 17, 2033 (three months prior to the maturity date of the Notes)

Tax Redemption:	100%	100%

Change of Control:	If a change of control triggering event occurs, the Issuer must offer to repurchase the Notes at a purchase price of 101% of the principal amount of Notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.	If a change of control triggering event occurs, the Issuer must offer to repurchase the Notes at a purchase price of 101% of the principal amount of Notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Trade Date:	May 14, 2024	May 14, 2024

Settlement Date:	May 17, 2024 (T+3)	May 17, 2024 (T+3)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof	€100,000 and integral multiples of €1,000 in excess thereof

Business Day Convention:	Following Business Day Convention	Following Business Day Convention

Listing:	Application will be made to list the Notes on the Nasdaq Bond Exchange	Application will be made to list the Notes on the Nasdaq Bond Exchange

Clearing and Settlement:	Euroclear / Clearstream	Euroclear / Clearstream

Stabilization:	Stabilization / FCA	Stabilization / FCA

Law:	State of New York	State of New York

Common Code / ISIN:	282180553 / XS2821805533	272162115 / XS2721621154

Ratings*:	Baa3 Moody’s Investors Service, Inc. BBB- Standard & Poor’s Ratings Services BBB- Fitch Ratings Ltd.	Baa3 Moody’s Investors Service, Inc. BBB- Standard & Poor’s Ratings Services BBB- Fitch Ratings Ltd.

Joint Bookrunners:	Barclays Bank PLC Deutsche Bank AG, London Branch Goldman Sachs & Co. LLC Banco Santander, S.A. Commerzbank Aktiengesellschaft	Barclays Bank PLC Deutsche Bank AG, London Branch Goldman Sachs & Co. LLC Banco Santander, S.A. Commerzbank Aktiengesellschaft

Co-Managers:	SMBC Nikko Capital Markets Limited ING Bank N.V., Belgian Branch	SMBC Nikko Capital Markets Limited ING Bank N.V., Belgian Branch

Concurrent Tender Offer	On May 14, 2024, in connection with its previously announced cash offer to purchase the Tender Offer Notes (as defined in the preliminary prospectus supplement relating to the Notes) (the “Tender Offer”), subject to prioritized acceptance levels, the Issuer, WML and DCL announced that it has increased the Aggregate Tender Cap from the previously announced amount of

$1,750,000,000 to $2,500,000,000, as such amount may be increased or decreased in the discretion of the Issuer, WML and DCL. Based on the hypothetical reference yield and other assumptions described in the preliminary prospectus supplement, the Issuer, WML and DCL expect to purchase approximately $3.14 billion aggregate principal amount of Tender Offer Notes in the Tender Offer for a combined aggregate purchase price (excluding accrued and unpaid interest) equal to the Aggregate Tender Cap.

See “Summary—Recent Developments—Concurrent Tender Offer” and “Capitalization”.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The Issuer expects that delivery of the Notes will be made to investors on or about May 17, 2024 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Also, under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

The Issuer has filed a registration statement (No. 333-264453) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC at +1-888-603-5847 (toll-free), Deutsche Bank AG, London Branch at +1 800 503 4611 (toll-free) or Goldman Sachs & Co. LLC at +1-866-471-2526 (toll-free).

Relevant stabilization regulations including FCA/ICMA apply. UK MiFIR and MiFID II professionals/ECPs-only / No UK or EEA PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.

Prohibition of sales to EEA retail investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”).

Prohibition of sales to UK retail investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the UK’s Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law of the UK by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA.

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